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Exhibit 2.2

                                    EXHIBIT B

                       MATERIAL CONTRACTS AND OBLIGATIONS



As of the Closing Date, Genesis is a newly formed Company and has no material contracts or obligations. Michael A. Kirk, as a Founding Shareholder and Officer of the newly formed corporation, has entered into certain agreements on behalf of the Company. Such agreements are for the purpose of opening the corporate offices in a timely fashion, have been or will be assumed and ratified by Genesis. Such agreements include a lease agreement, agreements for the purchase of office furniture and equipment, and agreements for phone service and similar items.

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